For Immediate Release

Q1 2003 INTERIM REPORT

FORDING ANNOUNCES 2003 FIRST QUARTER RESULTS

     CALGARY, April 23, 2003 — Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced its first quarterly results following the Plan of Arrangement approved by shareholders in mid-February and that became effective February 28, 2003. Net income for the first quarter of 2003 was $149 million compared with $17 million the year before. Several unusual items arising from the Arrangement had a significant impact on the 2003 results. Net income before these unusual items and before discontinued operations was $15 million, up 37 percent from the same period in 2002. Distributable cash for the period from the effective date of the Arrangement and the end of the first quarter was $12 million or $0.26 per unit. Available cash before reserve was slightly higher at $13 million.

     Through its indirect 65% ownership of the Elk Valley Coal Partnership, formerly the Fording Coal Partnership, substantial progress has been made in annual negotiations with metallurgical coal customers for the 2003 coal year. Sufficient contract settlements have been achieved in all market areas to indicate that the average realized metallurgical coal price for the nine-month period commencing April 1 is expected to be approximately US$42 per tonne. This represents a three percent reduction from the average price of US$43 per tonne realized on a pro forma basis assuming the Partnership had been in existence throughout the 2002 calendar year. Metallurgical coal price settlements have generally followed those reported for Australian-based producers and reflect typical variations in coal brands.

     The Partnership’s coal sales volumes for the last three quarters of 2003 are targeted to be approximately 18 million tonnes (or approximately 11.5 million tonnes net to the Trust) based on current contract commitments and reasonably anticipated upcoming tender and spot sales. Together with Partnership pro forma sales of 5.7 million tonnes for the first quarter of 2003, this represents a five-percent increase from the pro forma fiscal 2002 sales level of 22.6 million tonnes.

     Significant progress has been made by the Partnership to identify and implement optimization programs. The Luscar Mine will close on the schedule established by the previous owners, and production at the Line Creek mine will be reduced in order to return the mine to profitability. The Cheviot project has been deferred for the time being. Production capacity at the other mines is being rationalized to meet market demands for Canadian metallurgical coal.

     “The formation of the Elk Valley Coal Partnership has resulted in the consolidation of the Canadian metallurgical coal industry, bringing together all of Canada’s producing mines under one management,” said Jim Gardiner, President of Fording Canadian Coal Trust. “This will enable the industry to compete more effectively with Australian and United States suppliers. Actions we are taking this year will set the foundation for sustainable earnings and growth for the benefit of our unitholders and employees, as well as our customers and suppliers.”

     On April 15, 2003, the Trust paid its first distribution to unitholders of record on March 31. The distribution totaled $1.00 per unit, including 74 cents that represented the first installment of the special distribution announced as part of the Arrangement and 26 cents as a regular distribution of cash for the month of March.

     A conference call to discuss these results will be held Thursday, April 24, 2003 at 8:00 a.m. Mountain time, 10:00 a.m. Eastern time. To participate in the conference call, please dial 1-800-796-7558 or 416-640-1907 approximately ten minutes prior to the call.

FORWARD-LOOKING STATEMENTS

     Certain information included in this document is forward-looking. Forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those currently anticipated. Risks, uncertainties and other factors affecting the Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Information in this document is presented as of April 23, 2003 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS

     This discussion and analysis should be read together with the Fording Canadian Coal Trust’s summary unaudited consolidated financial statements for the three months ended March 31, 2003, management’s discussion and analysis of financial condition and the consolidated financial statements of Fording Inc. for the year ended December 31, 2002, and other public disclosures of the Trust and Fording Inc. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

     The terms “distributable cash”, “available cash” and “available cash before reserve” are not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles and are unlikely to be comparable to similar measures presented by other issuers. Although “distributable cash”, “available cash” and “available cash before reserve” do not have standardized meanings prescribed by generally accepted accounting principles, these measures are determined by reference to the financial statements of the Trust.

Important Information Regarding Comparative Financial Statements

     By way of a court-approved Plan of Arrangement effective February 28, 2003, the business of Fording Inc. was reorganized under the Fording Canadian Coal Trust, an open-ended investment trust. The Trust does not carry on active business. The purpose of the Trust is to invest in the debt and equity securities of Fording Inc., the operating company which holds active investments in metallurgical coal and industrial minerals mining and processing operations.

     The Arrangement also created the Elk Valley Coal Partnership, formerly the Fording Coal Partnership, currently owned 65% by the Trust and 35% by Teck Cominco Limited. The Partnership’s assets include the metallurgical coal mining operations formerly owned by Fording Inc. (Fording River, Greenhills, and Coal Mountain mines), Teck Cominco (Elkview mine) and the Luscar/CONSOL Joint Ventures (Line Creek and Luscar mines) and a 46% interest in Neptune Bulk Terminals (Canada) Ltd. in Vancouver.

     Under the Arrangement, Fording Inc. sold its thermal coal mining assets, known as the Prairie Operations, to Sherritt Coal Partnership II. The results of the Prairie Operations have been accounted for as discontinued operations.

     For accounting purposes, Fording Canadian Coal Trust is a continuation of Fording Inc. The quarter ended March 31, 2003 reflects the results of operations and cash flows of Fording Inc. for January and February and the results of operations and cash flows of the Trust for March. The comparative information for the prior year is that of Fording Inc. unless otherwise noted. Readers are cautioned that because of the conversion into an investment trust, certain information included in the financial statements for prior periods may not be directly comparable.

     The financial results and financial position of the Trust include: the Metallurgical Coal Operations segment representing the Trust’s indirect interest in the Partnership; the Industrial Minerals Operations segment comprised of the mineral mining and processing operations in United States and Mexico; and Corporate encompassing general and administration expenses not allocated to the other segments.

Overview

     Distributable cash of the Trust from the closing of the Arrangement on February 28 to the end of the quarter was $12 million, or $0.26 per unit based on the number of units outstanding at March 31, 2003. Available cash before reserve was $13 million. The total distribution declared for the quarter ended March 31, 2003 was $1.00 per unit. The distribution included a special distribution of 74 cents per unit and anticipated distributable cash for the month of March of 26 cents per unit. Coal prices for the month of March 2003 averaged US$44 per tonne, and Canadian dollar prices were $65 per tonne. The Trust’s share of metallurgical coal sales volumes was 1.2 million tonnes. Cost of coal sold for the month was $53 per tonne.

     Net income for the first quarter was $149 million compared with $17 million during the same period last year. Several unusual items arising from the Arrangement had a significant impact on first quarter results. These included, on an after tax basis, a gain on the sale of the Prairie Operations of $76 million, a gain of $72 million on the sale of a portion of its Partnership interest, and reorganization costs of $17 million. Net income for the first quarter before these unusual items and before discontinued operations was $15 million.

     Income from operations for the quarter was $30 million, up 21% from a year ago. Improved results for the Metallurgical Coal Operations reflected more favourable realized foreign currency exchange rates and slightly higher US$ coal prices, partially offset by higher unit cost of sales.

     Income from discontinued operations of $79 million represents the gain on the sale of the Prairie Operations and the net earnings of these operations prior to the sale of the assets.

Summarized Statement of Net Income
(unaudited)

	For the three months
	ended March 31

(in millions of Canadian dollars, except per unit amounts)	2003	2002

Income from operations
Metallurgical Coal Operations	$31.3	$26.5
Industrial Minerals Operations	1.0	0.4
Corporate	(2.0)	(1.8)

	30.3	25.1
Interest income (expense), net	2.9	(1.1)
Gain on sale of Partnership interest	72.0	—
Reorganization costs	(20.1)	—
Income taxes	(14.9)	(12.8)

Net income before discontinued operations	70.2	11.2
Discontinued operations	78.7	6.0

Net income per financial statements	148.9	17.2

Unusual items and discontinued operations, net of income taxes
Discontinued operations	(78.7)	(6.0)
Gain on sale of Partnership interest	(72.0)	—
Reorganization costs	17.1	—

Net income before unusual items and discontinued operations	$15.3	$11.2

Basic earnings per unit	$3.06	$0.33

Basic earnings per unit, before unusual items and discontinued operations	$0.31	$0.21

Results of Operations

Metallurgical Coal Operations

     Metallurgical Coal Operations results for the first quarter of 2003 include 100% of the results of the three Fording mines for January and February (prior to the formation of the Trust) and the Trust’s 65% interest in the Partnership during March.

     Income from operations for the first quarter of 2003 improved $5 million from the same period last year largely on the strength of higher realized metallurgical coal prices.

     Revenues for the first quarter were $202 million, up from $194 million the year before. More favourable realized foreign exchange rates owing to improved foreign currency hedges and slightly higher US dollar coal prices led to an eight percent increase in realized prices from the first quarter last year. Higher prices were partially offset by a three percent reduction in sales volumes to 3.1 million tonnes.

     Cost of sales edged up 3% to $158 million for the first quarter of 2003 despite lower sales volumes. Production in the first quarter was 3.6 million tonnes compared with 3.7 million tonnes produced during the same period in 2002. Lower production from the Fording mines, higher energy costs and the higher cost base of the new mines raised average unit cost of sales to $51 per tonne from $48 per tonne during the first quarter of 2002.

     Selling, general and administration rose in 2003 mostly due to a change in the timing of certain marketing costs and a change in the allocation of administrative expenses. Depreciation and depletion expense declined during the first quarter of 2003 as a result of the change of assets resulting from the Arrangement and slightly lower production.

Industrial Minerals Operations

     Income from operations improved to $1 million in the first quarter of 2003 from $0.4 million last year. Revenues decreased slightly on lower sales tonnes, offset to some degree by 18% higher prices from an improved product mix. Lower cost of sales reflects reduced sales volumes. Depreciation and depletion were lower in 2003 and reflect the impact of the write down of the Mexico operation during the fourth quarter of 2002.

Other

     Net interest income of $3 million in the first quarter reflects interest of $5 million earned on income tax reassessments offset by interest expense on debt of $2 million. This compares to a net interest expense of $1 million during the same period in 2002.

     Income taxes on continuing operations for the first quarter of 2003 were $15 million, and were $13 million for the same period in the prior year. The lower effective tax rate arose because of the non-taxable gain on the sale of a portion of the Trust’s Partnership interest. Of these amounts, current income taxes were $10 million in 2003 and $14 million in 2002.

Liquidity and Capital Resources

     As at March 31, 2003, the Trust’s cash and cash equivalents were $78 million. Cash flow from operations was $22 million for the three months ended March 31, 2003 compared with $33 million for the comparable period in 2002. The Metallurgical Coal Operations are the primary source of cash flow for the Trust. Lower cash flow in 2003 reflects a decrease of $5 million from the Prairie Operations, which were sold on February 28, 2003, and the reorganization costs. Cash from operations of $10 million in the first quarter 2003 was an increase of $1 million over the first quarter 2002 as a result of a smaller increase in non-cash working capital in 2003.

     Cash used in financing activities in 2003 was significantly influenced by the Arrangement transactions. Total cash of $276 million was utilized in the first quarter 2003 primarily for the repurchase of common shares of Fording Inc. and the payment of transaction costs.

     Cash from investing activities was also largely influenced by the reorganization. The sale of assets resulted in investing activities generating cash of $338 million in 2003 which was mainly used to fund the financing activities related to the reorganization. Additions to capital assets at the operating sites amounted to $9 million in the first quarter of 2003, compared with $13 million in the first quarter of 2002. Capital expenditures in 2003 consisted primarily of normal expenditures to sustain existing operations and included $7 million of new support equipment for the Prairie Operations. The capital spending in the Prairie Operations was recovered in the sale price of these assets.

     As at March 31, 2003, the Trust had $300 million of long-term debt outstanding and $49 million of letters of credit or letters of guarantee outstanding, leaving unused lines of credit of $150 million under the bank facilities.

Outlook

2003 Metallurgical Coal Price and Volume Negotiations

     The Partnership has made substantial progress in annual negotiations with metallurgical coal customers for the 2003 coal year. Sufficient contract settlements have been achieved in all market areas to indicate that the average realized metallurgical coal price for the nine-month period commencing April 1 is expected to be approximately US$42 per tonne. This represents a three percent reduction from the average prices of US$43 per tonne realized on a pro forma basis assuming the Partnership had been in existence throughout the 2002 calendar year. Canadian dollar prices for the remainder of 2003 are expected to be in the order of $63 given the Partnership’s current foreign currency hedge position and assuming a US/Canadian dollar exchange rate of US$0.69.

     The Partnership’s coal sales volumes for the last three quarters of 2003 are targeted to be approximately 18 million tonnes (or approximately 11.5 million tonnes net to the Trust) based on current contract commitments and reasonably anticipated upcoming tender and spot sales. Together with Partnership pro forma sales of 5.7 million tonnes for the first quarter of 2003, this represents a five-percent increase from the pro forma fiscal 2002 sales level of 22.6 million tonnes.

     Management believes that supply and demand for metallurgical coal are currently in balance. Economic activity in China is creating increased demand for high-quality hard-coking coal. Metallurgical coal price settlements have generally followed those reported for Australian-based producers and reflect typical variations in coal brands. Work continues to optimize products and sales mix from the various metallurgical coal operations to best meet customer requirements. The Partnership’s metallurgical coal products will be competitively priced and well positioned for the balance of 2003 and beyond.

Integration and Optimization is Underway

     Work continues to identify synergies within the Metallurgical Coal Operations and to optimize these mining operations. Synergies are already being incorporated into mine planning and will be reflected in future revenues, operating costs and capital expenditures.

     This process resulted in the Partnership’s decision to reduce capacity at the high-cost Line Creek operation, concentrating production from lower cost areas of the mine. Cost of sales at this operation will average approximately $68 per tonne for the rest of 2003 due to a high strip ratio. Completion of much of the high strip ratio operations this year will allow for improved costs on reduced production in following years.

     The Partnership confirmed the intended closure of the Luscar Mine, and announced it will defer the development of the Cheviot project near Hinton, Alberta. The Luscar Mine closure had been announced previously due to reserve depletion, and most employee severance and reclamation costs are the responsibility of the previous owners. Current capacity available to world metallurgical coal markets does not justify immediate development of the Cheviot project. The Government of Alberta recently gave approval to the outstanding permit application for the Cheviot haul road. Permits are now in place to allow for development to commence should the Partnership make the decision to proceed.

     Various mine plans have also been modified in light of the rationalization process. Operational changes are being made to benefit future operating periods, and production costs are expected to improve over the next several quarters and years.

     Metallurgical coal production of the Partnership for the nine month period commencing April 1 (net of that attributable to the joint venture partner at the Greenhills mine) is anticipated to be in the order of 16 million tonnes (or approximately 10.5 million tonnes net to the Trust). Sales in excess of production will draw down product inventories to more normal levels. Inventory draw down is expected to reduce the Partnership’s non-cash working capital by approximately $50 million during this year.

     The Elkview operation will ramp up to full capacity at a more modest rate than originally projected. This will allow for a decrease in the strip ratio over the next three years from previously planned levels, eliminate the need to purchase a truck and shovel fleet that would otherwise have been required to handle peak stripping, and position the mine to achieve a long-term operating capacity of nearly seven million tonnes of clean coal per annum.

     Numerous synergies are expected to lower cost of sales of the Partnership as they are realized over the next several years. These include: rationalizing production to reduce costs; adopting best practices of the various mines; coordinating purchasing and inventories of parts and stores; lowering product inventories by commingling of identical coals and reducing the number of stock piles at the port and by coordinating rail and port services; and economies of scale relating to transportation management and administrative functions.

     Integration will enable considerable amounts of previously planned capital spending to be deferred or eliminated. Moving and sharing equipment among sites, matching truck and shovel fleets, and rationalizing production at the various mines will maximize the utilization of existing equipment and delay or reduce the need for additional equipment. Expansion capital, when coal markets justify increased coal production, will be evaluated and dedicated to the most cost-effective expansion alternative available within the operations. Sustaining capital expenditures of the Partnership for the nine month period commencing April 1 are expected to be about $30 million (or approximately $20 million net to the Trust), which will generally be incurred for plant upgrades, equipment replacements and mine development.

     Efforts to attain marketing synergies in the Partnership will be focused on providing specific customers with various high quality brands of coal tailored to their individual needs and, by doing so, improving the value and demand for the Partnership’s coal products.

     Current mine plans indicate the Partnership’s net production capacity, after the closure of the Luscar Mine and as strip ratios decline, will be approximately 26 million tonnes per annum without the requirement to expend capital for expansion. Several opportunities for brown field expansions, requiring low capital investments, are available to the Partnership when market conditions justify the increased capacity.

Industrial Minerals

     Average sales price and volumes are targeted to improve in 2003 as emphasis continues on building sales of higher value products. Improved cash margins and lower depreciation will have a positive impact on income from operations. Actual results will depend on the degree of recovery of world economies.

Distributable Cash and Sensitivities

     The Third Supplement to the Management Information Circular for the Special Meeting contained an estimate for distributable cash for the nine months commencing April 1, 2003. This estimate was based on certain assumptions that were expressly set forth in the Third Supplement and that were, in turn, based on the best information available at the time. The Arrangement represented a significant change in the business of Fording and little comparable historical information is available to the investment community to help judge the impacts of changes in fundamental operating assumptions. The table below is being provided at this time only as an update to the estimate referred to above and to outline an estimate of distributions per unit, including the planned special distribution, based on more current information and assumptions. Actual results may be materially different from these estimates as a result of future events.

For the nine-months ended
December 31, 2003:

			Increase
			(Decrease)
	Assumption in	Current	in Distributable
Item	Third Supplement	Assumption	Cash per Unit

Partnership level:
Coal prices ($US/tonne)[1]	$44	$42	$(0.64)
Cost of sales ($ per tonne)[1]	$49	$51	(0.47)
US/Canadian dollar spot exchange rate ($US)	$0.65	$0.69	(0.39)
Coal sales volumes (million tonnes)	19	18	(0.27)
Reduction of coal inventory ($ millions)[2]	Nil	$50	0.69
Sustaining capital expenditures, net	$27	$20	0.16
Other items	Various	Various	0.13
Special distribution per unit	$0.74	$0.74	—
Estimated distributions per unit	$4.29	$3.50	$(0.79)

1	Total synergies of $25 million in the Third Supplement are allocated equally between prices and costs. Synergies are not separately identified for current assumptions.

2	It is anticipated that the cash generated by the expected reduction of inventory will be paid to unit holders with regular quarterly distributions.

     The operating results of the Trust are sensitive to key operating variables of the Metallurgical Coal Operations. The following table illustrates the estimated effect on the Trust’s distributable cash per unit for the balance of 2003, before any cash reserves, resulting from hypothetical changes in these variables at the Partnership level.

		Estimated
		Change ± in
		Distributable
Variable	Change	Cash per Unit

Coal prices	US$1 per tonne	$0.33
Cost of coal sales	$1 per tonne	0.20
Sales and production volume	1 million tonnes	0.19
US/Canadian dollar exchange rate (including hedges)	US 1 cent	0.08

Competition Bureau to Take No Action

     On April 15, 2003, Canada’s Competition Bureau issued a no action letter in connection with the Arrangement and announced that it will not challenge the combination of the assets under the Arrangement. The Bureau concluded that the consolidation will not likely result in a substantial lessening or prevention of competition in the relevant markets. With the issuance by the Bureau of the no action letter, all material competition rulings have been received.

Executive Change

     On March 31, the Trust announced Allen Hagerman’s decision to resign as Chief Financial Officer of the Trust and the Partnership effective May 31 this year. Allen’s contributions to Fording were immeasurable, particularly in connection with the separation from Canadian Pacific Limited and the recent Arrangement. The Board of Trustees of the Trust and the Board of Directors and management of the Partnership thank Allen for his significant accomplishments during his tenure with Fording.

     The Board of Trustees of the Trust and the Board of Directors and the management of the Partnership welcome Ron Millos, currently Vice President, Corporate Finance of Teck Cominco who has been appointed Chief Financial Officer of the Trust and the Partnership effective May 31.

OPERATING DATA

	For the three months
	ended March 31

	2003	2002

Metallurgical Coal Operations
Coal production, net (million tonnes)	3.6	3.7
Coal sales (million tonnes)	3.1	3.2
Average sales price (US$/tonne)	$43	$43
Average sales price (CDN$/tonne)	$65	$60
Industrial Minerals Operations
Wollastonite sales (thousand tonnes)	19	22
Average sales price (US$/tonne)	$379	$322
Employees at period-end	3,161	1,915

     The quarter ended March 31, 2003 reflects the total of the results of operations of Fording Inc. for January and February and the results of operations of the Trust, including its indirect 65% ownership of the Partnership, for March. The number of employees at March 31, 2003 includes the 2,994 individuals employed by the Partnership.

	Trust	Partnership
For the month of March 2003	65%	100%

Metallurgical Coal Operations
Coal production, net (million tonnes)	1.3	1.9
Coal sales (million tonnes)	1.2	1.9
Average sales price (US$/tonne)		$44
Average sales price (CDN$/tonne)		$65
Cost of sales ($/tonne)		$53

FINANCIAL STATEMENTS
Fording Canadian Coal Trust
Consolidated Statement of Income
(unaudited)

	For the three months
	ended March 31

(millions of Canadian dollars, except per unit amounts)	2003	2002

Revenues	$213.0	$206.0

Expenses
Cost of sales	164.7	161.2
Selling, general and administration	4.5	3.3
Depreciation, depletion	13.5	16.4

	182.7	180.9

Income from operations	30.3	25.1
Interest expense	(2.4)	(1.2)
Interest income	5.3	0.1
Gain on sale of Partnership interest (note 4)	72.0	—
Reorganization costs	(20.1)	—

Income before taxes and discontinued operations	85.1	24.0
Income taxes	14.9	12.8

Income before discontinued operations	70.2	11.2
Discontinued operations (note 3)	78.7	6.0

Net Income	$148.9	$17.2

Average number of units outstanding (millions) (note 8)	48.6	52.0
Basic and diluted earnings per unit before discontinued operations	$1.44	$0.21
Basic and diluted earnings per unit	$3.06	$0.33

Due to the conversion into an investment trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

Fording Canadian Coal Trust
Consolidated Statement of Retained Earnings
(unaudited)

	For the three months
	ended March 31

(millions of Canadian dollars)	2003	2002

Balance, beginning of period	$291.8	$423.6
Net income	148.9	17.2
Dividends	—	(6.5)
Redemption of shares	(351.0)	—
Distributions	(12.2)	—
Special distributions	(60.3)	—
Payments arising under the Arrangement	(75.3)	—

Balance, end of period	$(58.1)	$434.3

Due to the conversion into an investment trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

Fording Canadian Coal Trust
Consolidated Statement of Cash Flows
(unaudited)

	For the three months
	ended March 31

(millions of Canadian dollars)	2003	2002

Operating activities
Net income	$148.9	$17.2
Depreciation, depletion	15.0	18.1
Future income taxes	61.7	(1.1)
Reclamation of minesites	0.5	0.5
Employee future benefits	(0.2)	(1.5)
(Gain) loss on disposal of assets	(204.4)	—
Other	0.5	—

Cash flow from operations	22.0	33.2
Increase in non-cash working capital	(12.0)	(24.1)

Cash from operations	10.0	9.1

Financing activities
Increase in long-term debt, net	165.0	4.0
Repurchase of units	(377.1)	—
Issuance of units	8.2	0.2
Transaction cost payments	(75.3)	—
Distributions/dividends	(82.2)	(6.5)
Capital lease payments	(0.1)	—
Change in bank indebtedness	3.0	10.2
Change in non-cash working capital	82.2	—

	(276.3)	7.9

Investing activities
Additions to capital assets	(8.6)	(12.8)
Cash payment for Luscar assets	(12.3)	—
Proceeds on disposal of assets	362.7	0.1
Other	(4.1)	(0.1)

	337.7	(12.8)

Cash position*
Increase (decrease) in cash	71.4	4.2
Cash at beginning of period	7.0	3.7

Cash at end of period	$78.4	$7.9

*	Cash is comprised of cash and investments maturing within three months

Due to the conversion into an investment trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

Fording Canadian Coal Trust
Consolidated Balance Sheet
(unaudited)

	March 31	December 31
(millions of Canadian dollars)	2003	2002

Assets
Current assets
Cash and temporary investments	$78.4	$7.0
Accounts receivable	76.8	47.5
Inventories	158.8	189.7
Prepaid expenses	4.6	10.3

	318.6	254.5

Luscar assets purchased (note 2)	154.9	—
Capital assets	1,070.6	1,374.2
Less: Accumulated depreciation and depletion	529.8	730.1

	540.8	644.1

Other assets	14.8	10.8

	$1,029.1	$909.4

Liabilities and Unitholders’ Equity
Current liabilities
Bank indebtedness	$11.1	$8.1
Accounts payable	84.2	81.6
Income taxes payable	5.4	3.1
Distribution payable	82.2	—

	182.9	92.8

Non-current liabilities	41.7	48.0
Long-term debt (note 6)	300.0	135.0
Future income taxes	217.6	184.9

	742.2	460.7

Unitholders’ equity
Trust units/capital stock	318.8	122.4
Retained earnings	(58.1)	291.8
Foreign currency translation adjustments	26.2	34.5

	286.9	448.7

	$1,029.1	$909.4

Due to the conversion into an investment trust, certain information included in the financial statements for prior periods may not be directly comparable (see note 1).

Fording Canadian Coal Trust
Consolidated Statement of Distributable Cash
(unaudited)

For the month
ended March 31
(millions of Canadian dollars except per unit amounts)	2003

Net income	$12.4
Depreciation, depletion	4.9
Future income taxes recovery	(3.7)
Other	(0.1)

Cash flow from operations	13.5
Sustaining capital expenditures and capital lease payments, net	(0.7)

Available cash before reserve	12.8
Reserve	0.6

Distributable cash	$12.2

Number of units outstanding — March 31 (millions)	46.8

Distributable cash per unit	$0.26

Distribution paid per unit — April 15, 2003
Regular	$0.26
Special	0.74

$1.00

     The Arrangement became effective on February 28, 2003. Distributable cash is based on the financial results of the Trust since that date.

Fording Canadian Coal Trust
Notes to Consolidated Financial Statements
(unaudited)

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual financial statements. The financial statements should be read in conjunction with the annual consolidated financial statements included in the 2002 Annual Report and other public disclosures of the Trust and Fording Inc.

     The preparation of these consolidated financial statements requires management to make certain estimates and assumptions that affect amounts reported and disclosed in the consolidated financial statements and related notes. Actual amounts could differ from those estimates.

1.  Corporate Reorganization

     Fording Canadian Coal Trust (the “Trust”) is an open-ended mutual fund trust created pursuant to a Declaration of Trust and existing under the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement (the “Arrangement”) that became effective on February 28, 2003.

     The Arrangement gave effect to the transactions contemplated by the Combination Agreement entered into on January 12, 2003 by Fording Inc. as it was then constituted (“Old Fording”), Teck Cominco Limited (“Teck Cominco”), Westshore Terminals Income Fund (“Westshore”), Ontario Teachers’ Pension Plan (“OTPP”) and Sherritt International Corporation (“Sherritt”). Pursuant to the Arrangement, shareholders of Old Fording could elect to receive cash, units of the Trust, or a combination of cash and units.

     The Trust holds all of the shares and subordinated notes of Fording Inc. (“the Corporation”). The Corporation is the successor to Fording Coal Limited/Les Charbons Fording Limitee and Old Fording. The Corporation was continued under the CBCA as 4123212 Canada Ltd. but changed its name to “Fording Inc.” as part of the Arrangement. The Corporation holds a 65% interest in the Elk Valley Coal Partnership, formerly the Fording Coal Partnership, (the “Partnership”) which was created as part of the Arrangement and a 100% interest in the Industrial Minerals Operations. The remaining 35% interest in the Partnership is held by Teck Cominco and its affiliates. Teck Cominco has the opportunity to increase its interest in the Partnership by up to 5% to the extent that the Partnership realizes certain operational and marketing synergies by March 31, 2007. The Corporation has accounted for its 65% interest in the Partnership on a proportionate consolidation basis.

     In addition to providing for the creation of the Trust and the Partnership, there were a number of other steps that comprised the Arrangement such as:

•	the contribution to the Partnership by Teck Cominco of its Elkview mine and other North American metallurgical coal assets, as well as the liabilities and obligations relating thereto, and the payment of $125 million, in consideration for its Partnership interest;

•	the purchase by the Corporation of metallurgical coal assets from the Luscar/CONSOL joint ventures including the Luscar Mine, the Line Creek mine, the Cheviot project and a 46% interest in the Neptune Bulk Terminals (Canada) Ltd. (“Neptune”), in consideration for the issuance of 6.4 million units plus an amount on account of working capital and the grant of a royalty interest on certain specified properties;

•	the contribution to the Partnership by the Corporation of its metallurgical coal assets including the Fording River mine, the Coal Mountain mine, its 80% interest in the Greenhills mine and the assets purchased from the Luscar/CONSOL joint ventures, as well as the liabilities and obligations attaching thereto, in consideration of a 65% Partnership interest and the receipt of $125 million;

•	the sale of the Prairie Operations by the Corporation to Sherritt Coal Partnership II, a partnership owned by OTPP and Sherritt, for cash consideration of $225 million plus an amount on account of working capital and the grant of a royalty on future expansion of production from certain assets comprising the Prairie Operations beyond current levels (except the announced expansion of the Genesee operations) of up to 5% of gross revenue from such expansion;

•	Teck Cominco and Westshore each paid $150 million for 4.3 million units; OTPP paid $275 million for 7.9 million units; and Sherritt paid $100 million for 2.9 million units;

•	the payment by the Corporation of $75.3 million, in the aggregate, to Sherritt, OPTT, Teck Cominco, Westshore and CONSOL arising under the Arrangement.

     As part of the Arrangement, the Corporation put in place a new credit facility and drew down $335 million to replace existing debt and make other payments in connection with the Arrangement.

     Upon completion of the Arrangement there were 46.4 million units outstanding, and 0.7 million outstanding options to purchase units became fully vested at the effective date of the transaction.

     The Arrangement has been accounted for as a continuity of interests. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the businesses formerly carried on by Old Fording. All assets and liabilities are recorded at historical cost. The quarter ended March 31, 2003 reflects the results of operations and cash flows of Old Fording for the period January 1 to February 28 and the results of operations and cash flows of the Trust for the period March 1 to March 31. Due to the conversion into an investment trust, certain information included in the financial statements for prior periods may not be directly comparable.

     The term “units” has been used in these financial statements to identify both the trust units of the Trust issued on or after February 28, 2003 as well as the common shares of the Corporation outstanding prior to the conversion on February 28, 2003.

2.  Acquisition of Assets

     The Corporation purchased the metallurgical coal and other assets from the Luscar/CONSOL joint ventures for 6.4 million units of the Trust valued at $224 million and an estimated working capital payment of $18.8 million. Coincident with the acquisition, management examined the operations and determined that operations at the Line Creek mine would be curtailed and a portion of the workforce terminated. The costs of this employee reduction will be accrued as a liability in determining the allocation of the cost of the acquisition.

     In addition to the curtailment of operations at Line Creek, the Partnership has confirmed that the Luscar mine will be closed as its reserves will be depleted in early 2004. The termination costs and the vast majority of the Luscar mine reclamation costs are to be borne by the Luscar/CONSOL joint ventures, pursuant to the Arrangement.

     These assets were subsequently contributed to the Partnership. The allocation of values of the various assets and liabilities acquired has not yet been completed and the Trust’s share of the Luscar/CONSOL assets of $154.9 million are shown as a single net asset on the balance sheet.

3.  Discontinued Operations

     The Corporation sold the Prairie Operations to Sherritt Coal Partnership II for cash consideration of $225 million plus $7.1 million for the reimbursement of capital expenditures made in early 2003 and an amount for working capital estimated to be $8 million. After providing for future taxes estimated to be $56 million, the Corporation recorded a gain of $76 million. The income for the segment for the period prior to sale was $2.7 million net of taxes of $1.4 million. Revenues for the discontinued operations prior to the sale were $22.7 million as compared to $15.5 million for the first quarter of 2002.

     The results of discontinued operations are as follows:

	For the three months
	ended March 31

(millions of Canadian dollars)	2003	2002

Net income	$2.7	$6.0
Gain on sale of assets	76.0	—

	$78.7	$6.0

4.  Gain on Sale of Partnership Interest

     Teck Cominco contributed its Elkview mine and paid $125 million for a 35% interest in the Partnership. The receipt of $125 million for a portion of the Corporation’s Partnership interest in connection with the formation of the Partnership resulted in a $72 million non-taxable gain to the Corporation.

5.  Unitholders’ Equity

     As a result of the equity restructuring, the share capital of Old Fording became Unitholders’ equity of the Trust. The following table summarizes the changes during the period.

(millions of Canadian dollars, except per unit amounts)	Units	Shares	Amount

Outstanding at December 31, 2002	—	50.7	$122.4
Shares issued on exercise of options	—	0.1	0.5
Shares repurchased as part of the Arrangement	—	(10.7)	(26.0)
Small board lot shares repurchased	—	(0.1)	(0.1)
Exchanged for shares of the Corporation	40.0	(40.0)	—
Units issued for Luscar/CONSOL assets	6.4	—	224.0
Units issued on exercise of options	0.4	—	7.7
Special distribution on new units issued	—	—	(9.7)

Outstanding at March 31, 2003	46.8	—	$318.8

     Under the Arrangement, 10.7 million shares were repurchased at $35 per share for a total consideration of $375 million and cancelled. Capital stock was charged with the average carrying value for the shares redeemed ($26 million) and the remainder ($349 million) has been charged to retained earnings.

     Also, as part of the Arrangement, the Trust committed to make two special distributions at the end of the first and second quarters of 2003. The total amount of these special distributions of $70 million is recorded as payable at March 31, 2003.

     The Corporation made payments of $75.3 million arising under the Arrangement. These amounts have been charged to retained earnings. In addition, the Corporation incurred $20 million of costs related to the Arrangement in the first quarter of 2003, which have been charged to income.

6.  Long-term debt and banking facilities

		March 31	December 31
(millions of Canadian dollars)		2003	2002

Bank debt
Term variable rate bank loans with interest rates varying from 5.10% to 5.38%		$300.0	$—
Revolving bank loans with interest rates varying from 3.63% to 4.50%		—	135.0

		$300.0	$135.0

Other use of bank facilities
Issued and outstanding letters of credit and guarantee
	The Corporation	$29.4	$51.0
	Partnership — (65% of $29.4 million)	19.1	—

		$48.5	$51.0

Unused lines of credit
Revolving	— The Corporation	$90.6	$64.0
	— Partnership (65% of $90.6 million)	58.9	—

		$149.5	$64.0

     The $300 million term facility requires $150 million to be refinanced by February 28, 2005 and the remaining $150 million by February 28, 2006.

     The Corporation’s banking facilities are supported by an unsecured guarantee by the Partnership to all of the assets of the Partnership, and assignment of the Corporation’s interest in the Partnership and a general security interest over the assets of the Corporation.

Guarantees

     The Partnership, as part of the Arrangement, acquired a 46% interest in Neptune. Neptune’s shareholder agreement requires that its shareholders guarantee the outstanding bank indebtedness of Neptune. The Partnership’s proportionate interest of this guarantee was approximately $20 million and the Trust’s proportional interest in this guarantee was approximately $13 million.

7.  Segment information

     The Metallurgical Coal Operations mine and process primarily metallurgical coal, principally for export. Prior to February 28, 2003, the Metallurgical Coal Operations were referred to as the Mountain Operations and consisted of three mines: Fording River, Greenhills and Coal Mountain. Subsequent to February 28, 2003, the Metallurgical Coal Operations segment represents the Trust’s indirect 65% interest in the Partnership. The Partnership consists of the Fording River, Greenhills, Coal Mountain, Elkview, Line Creek and Luscar mines as well as corporate costs related to the Metallurgical Coal Operations.

	For the three months
	ended March 31

(millions of Canadian dollars)	2003	2002

Metallurgical Coal Operations
Revenues	$201.6	$193.8
Cost of sales	157.8	153.0
Selling, general and administration	1.2	0.5
Depreciation, depletion	11.3	13.8

Income from operations	31.3	26.5

Industrial Minerals Operations
Revenues	11.4	12.2
Cost of sales	6.9	8.2
Selling, general and administration	1.8	1.2
Depreciation, depletion	1.7	2.4

Income from operations	1.0	0.4

Corporate
Selling, general and administration	1.5	1.6
Depreciation, depletion	0.5	0.2

Income from operations	(2.0)	(1.8)

Total
Revenues	$213.0	$206.0
Cost of sales	164.7	161.2
Selling, general and administration	4.5	3.3
Depreciation, depletion	13.5	16.4

Income from operations	30.3	25.1
Interest, net	2.9	(1.1)
Gain on sale of Partnership interest	72.0	—
Reorganization costs	(20.1)	—
Income taxes	(14.9)	(12.8)

Net income before discontinued operations	$70.2	$11.2

8.  Earnings per unit

     Earnings per unit are calculated based upon the continuity of interest from the Corporation to the Trust. The effect of this is to treat shares and units interchangeably. The following table outlines the calculation of diluted earnings per unit using the treasury stock method.

	For the three months
	ended March 31

(in millions)	2003	2002

Weighted average number of units — basic earnings per unit	48.6	52.0
Effect of dilutive securities — unit options	0.1	0.3

Weighted average number of units — diluted earnings per unit	48.7	52.3

9.  Stock-based compensation

     Under the terms of the Arrangement, options to purchase common shares were exchanged for options to purchase units. The exercise price for the option to purchase units was calculated by prescribed formula to preserve the holder’s in-the-money amounts immediately before the conversion from options to purchase shares to options to purchase units. The following options are outstanding and exercisable at March 31, 2003.

Range of	Options
Exercise Prices	Outstanding

$5 — 7	36,230
7 — 10	33,605
10 — 14	23,555
18 — 19	41,886
24 — 29	149,260

284,536

     The fair value of options granted in 2002 was estimated at $2.5 million using the Black-Scholes model. The unamortized amount remaining at December 31, 2002 was $1.5 million and is charged to pro forma earnings in the three months ended March 31, 2003 as all options vested upon the completion of the Arrangement. The Trust’s net income and earnings per unit would have been reduced to the amounts shown below.

		For three months
		ended March 31

(millions of Canadian dollars, except earnings per unit)		2003	2002

Net Income	As reported	$148.9	$17.2
	Pro forma	$147.4	$17.0
Basic and diluted earnings per unit	As reported	$3.06	$0.33
	Pro forma	$3.03	$0.33
Income before discontinued operations	As reported	$70.2	$11.2
	Pro forma	$68.7	$11.0
Basic and diluted earnings per unit before discontinued operations	As reported	$1.44	$0.21
	Pro forma	$1.41	$0.21

10.  Foreign exchange forward contracts

     Exchange rate movements can have a significant impact on results as significant portions of operating costs are incurred in Canadian dollars and most revenues are earned in US dollars. To manage its exposure to currency fluctuations, the Partnership has foreign exchange forward contracts to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The following chart summarizes the Partnership’s hedged positions commencing April 1, 2003. The US/Canadian dollar exchange rate was US$0.68 at March 31, 2003. The Partnership’s unrealized gain on foreign exchange forward contracts as at March 31, 2003 is $25.2 million.

	Amount	Average Exchange Rates
	Hedged
Year	(millions of US$)	(CDN$/US$)	(US$/CDN$)

2003	432	1.54	0.65
2004	434	1.53	0.66
2005	355	1.51	0.66
2006	95	1.60	0.62

	$1,316

11.  Commitments and Contingencies

     There are no material changes to commitments and contingencies from those reported in the annual consolidated financial statements included in the Fording Inc. 2002 Annual Report, except the Neptune guarantee disclosed in Note 6.

12.  Reclassification

     Certain 2002 figures have been reclassified to conform to the presentation adopted for 2003.

For further information contact:

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca